Filed Pursuant to Rule  424(b)(3)

Registration No. 333-138444

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 21, 2007

TO THE PROSPECTUS DATED MAY 11, 2007

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated May 11, 2007, Supplement No. 1 dated May 16, 2007, Supplement No. 2 dated July 23, 2007, Supplement No. 3 dated August 8, 2007 and Supplement No. 4 dated August 15, 2007. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:
(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	recent real property investments; and

(3)	potential real property investments.

Status of Our Public Offerings

We commenced our initial public offering on June 27, 2005. We terminated our initial public offering on May 22, 2007. As of the close of business on May 22, 2007, we had issued a total of 54,838,315 shares in our initial public offering, including 53,909,877 shares sold in the primary offering and 928,438 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $547.4 million.

We commenced our follow-on offering of 150,000,000 shares of common stock on May 23, 2007. Of these shares, we are offering 125,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan. As of September 21, 2007, we had accepted investors’ subscriptions for, and issued, approximately 20.6 million shares of our common stock in the follow-on offering, including approximately 19.8 million shares sold in the primary offering and approximately 800,000 shares sold pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $206.8 million. Combined with our initial public offering, we had received a total of approximately $754.2 million in gross offering proceeds as of September 21, 2007.

Real Property Investments

The following information supplements, and should be read in conjunction with, the table in the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 7 of the prospectus.

Description of Real Estate Investments

As of September 21, 2007, we owned 229 properties, comprising approximately 10.3 million rentable square feet of commercial space located in 42 states and the U.S. Virgin Islands. Properties acquired between August 15, 2007, the date of our last prospectus supplement, and September 21, 2007 are listed below.

Property Description	Tenant	Rentable Square Feet	Purchase Price
Walgreens — Richmond, VA	Walgreen Co.	13,869	$4,025,000
Circuit City — Aurora, CO	Circuit City Stores West Coast, Inc.	39,440	7,200,000
Home Depot — Bedford Park, IL	Home Depot USA, Inc.	217,952	29,400,000
24 Hr Fitness — Olathe, KS	24 Hour Fitness USA, Inc.	25,000	7,210,000
Walgreens — Dallas, TX (De Soto)	Walgreen Co.	13,905	3,367,000
Gold’s Gym — O’Fallon, MO	Gold’s St. Louis, LLC	39,900	7,750,000
Wal-Mart — Washington, IL	Wal-Mart Realty Company	74,136	3,578,000
Wal-Mart — Borger, TX	Wal-Mart Real Estate Business Trust	65,930	3,205,000
Broadview Village Square — Chicago, IL	Various	329,161	58,000,000
Chambers Corners — Wayland, MI	Various	99,564	8,823,103
		918,857	$132,558,103

The following information supplements the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 84 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in income-generating retail properties, net leased to investment grade and other creditworthy tenants.

As of September 21, 2007, we, through separate wholly-owned limited liability companies, have acquired a 100% fee simple interest in 229 properties consisting of approximately 10.3 million gross rentable square feet located in 42 states and the U.S. Virgin Islands. The properties were generally acquired through the use of mortgage notes payable and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired between August 15, 2007, the date of our last prospectus supplement, and September 21, 2007 in order of acquisition date:

Property	Type	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Rentable Square Feet	Physical Occupancy
Walgreens — Richmond, VA	Drugstore	August 17, 2007	1997	$4,025,000	$80,500	13,869	100%
Circuit City — Aurora, CO	Specialty Retail	August 22, 2007	1995	7,200,000	191,770	39,440	100%
Home Depot — Bedford Park, IL	Home Improvement	August 22, 2007	1992	29,400,000	588,000	217,952	100%
24 Hr Fitness — Olathe, KS	Fitness	August 24, 2007	2007	7,210,000	192,365	25,000	100%
Walgreens — Dallas, TX (De Soto)	Drugstore	August 27, 2007	1997	3,367,000	67,340	13,905	100%
Golds Gym — O’Fallon, MO	Fitness	August 29, 2007	2007	7,750,000	209,250	39,900	100%
Wal-Mart — Washington, IL	Discount Retail	September 10, 2007	1989	3,578,000	71,560	74,136	35%	(2)
Wal-Mart — Borger, TX	Discount Retail	September 12, 2007	1991	3,205,000	64,100	65,930	100%
Broadview Village Square — Chicago, IL	Retail Shopping Center	September 14, 2007	1994	58,000,000	1,475,000	329,161	96%
Chambers Corners — Wayland, MI	Retail Shopping Center	September 19, 2007	2000	8,823,103	176,462	99,564	100%
				$132,558,103	$3,116,347	918,857

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services in connection with the origination or assumption of debt financing obtained to acquire the respective property. For more detailed information on fees paid to affiliates of our sponsor, see the section captioned “Management Compensation” beginning on page 58 of the prospectus.

(2)

Wal-Mart Stores, Inc. (“Wal-Mart”), has subleased approximately 25,683 square feet to Tractor Supply Company. The remaining space at the building, approximately 48,453 square feet, is vacant. Wal-Mart remains the tenant under the original lease agreement.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term
								Beginning	To
Walgreens — Richmond, VA	1	Walgreen Co.	13,869	100%	8/5 yr.	$292,000	$21.05	8/17/2007	8/31/2017
Circuit City — Aurora, CO	1	Circuit City Stores West Coast, Inc.	39,440	100%	2/10 yr.	538,382	13.65	8/22/2007	1/31/2018
Home Depot — Bedford Park, IL	1	Home Depot U.S.A, Inc. (Waban Lease)	109,952	50%	3/5 yr.	1,130,856	10.28	8/22/2007	10/31/2017
	1	Home Depot U.S.A, Inc. (Pace Lease)	108,000	50%	10/5 yr.	756,000	7.00	8/22/2007	10/31/2017
24 Hr Fitness — Olathe, KS	1	24 Hour Fitness USA, Inc.	25,000	100%	4/5 yr.	537,500	21.50	8/24/2007	7/31/2012
						602,000	24.08	8/1/2012	7/31/2017
						674,250	26.97	8/1/2017	7/31/2022
						755,250	30.21	8/1/2022	7/31/2027
Walgreens — Dallas, TX (De Soto)	1	Walgreen Co.	13,905	100%	8/5 yr.	245,230	17.64	8/27/2007	11/30/2017
Golds Gym — O’Fallon, MO	1	Gold’s St. Louis, LLC	39,900	100%	2/5 yr.	605,868	15.18	8/29/2007	8/10/2017
						666,456	16.70	8/11/2017	8/10/2022
Wal-Mart — Washington, IL	1	Wal-Mart Realty Company	74,136	100%	5/5 yr.	295,483	3.99	9/10/2007	1/31/2016
Wal-Mart — Borger, TX	1	Wal-Mart Real Estate Business Trust	65,930	100%	5/5 yr.	280,482	4.25	9/12/2007	1/31/2017
Broadview Village Square — Chicago, IL	25	Home Depot U.S.A, Inc.	135,351	41%	4/5 yr.	1,458,703	10.78	9/14/2007	1/31/2015
		The Sports Authority, Inc.	42,658	13%	4/5 yr.	387,330	9.08	9/14/2007	1/31/2010
						426,149	9.99	2/1/2010	1/31/2015
Chambers Corners — Wayland, MI	8	FFH Wayland, LLC	41,400	42%	3/5 yr.	240,000	5.80	9/19/2007	8/31/2012
						252,000	6.09	9/1/2012	8/31/2017
		Harding and Hill, Inc.	35,764	36%	4/5 yr.	343,000	9.59	9/19/2007	6/14/2010

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.

Cole Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above and currently receives a property management fee of up to 2.0% of the monthly gross revenues from our single-tenant properties and up to 4.0% of the monthly gross revenues from our multi-tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

In connection with the property acquisitions noted above, we incurred the following fixed rate mortgage notes:

Property	Loan Amount	Fixed Interest Rate	Maturity Date
Circuit City – Aurora, CO	$4,777,000	6.62%	9/1/2017
24 Hour Fitness – Olathe, KS	4,816,500	6.15%	9/1/2017
Gold’s Gym – O’Fallon, MO	5,425,000	6.09%	9/1/2017
Broadview Village Square – Chicago, IL	31,500,000	5.86%	10/1/2017

The fixed rate debt mortgage notes require monthly interest-only payments with the principal balances due in ten years. The mortgage notes are generally non-recourse to us and Cole OP II, but both are liable for customary non-recourse carveouts.

The fixed rate mortgage notes generally may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the maturity date, and (ii) partial prepayments resulting from the application of insurance or condemnation proceeds to reduce the outstanding principal balance of the mortgage notes. Notwithstanding the prepayment limitations, we may sell the property to a buyer that assumes the respective mortgage loan. The transfer would be subject to the conditions set forth in the individual property’s mortgage note document, including without limitation, the lender’s approval of the proposed buyer and the payment of the lender’s fees, costs and expenses associated with the sale of the property and the assumption of the loan.

In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) 4% above the fixed interest rate. In addition, we will be required to pay a prepayment consideration in an amount equal to the greater of 1.0% of the outstanding principal balance of the mortgage note, or the present value of the remaining scheduled payments of principal and interest from the date such payment is received through the maturity date at the time any payment is received by the lender.

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $103.1 million in total. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years, respectively. The depreciable basis in the properties noted above are detailed as follows:

Property	Depreciable Tax Basis
Walgreens — Richmond, VA	$3,395,239
Circuit City — Aurora, CO	5,609,992
Home Depot — Bedford Park, IL	20,962,397
24 Hr Fitness — Olathe, KS	6,302,395
Walgreens — Dallas, TX (De Soto)	3,084,049
Gold’s Gym — O’Fallon, MO	4,830,249
Wal-Mart — Washington, IL	2,862,400
Wal-Mart — Borger, TX	2,564,000
Broadview Village Square — Chicago, IL	46,400,000
Chambers Corners — Wayland, MI	7,058,482
Total	$103,069,203

Tenant Lease Expirations

The following table sets forth, as of September 21, 2007, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2007	1	2,000	$37,500	>0%
2008	11	48,010	658,464	1%
2009	14	82,343	799,187	1%
2010	15	67,362	527,920	1%
2011	13	48,266	510,323	1%
2012	11	92,827	921,206	1%
2013	17	290,649	2,003,568	2%
2014	7	130,899	1,555,402	2%
2015	13	649,513	3,544,096	4%
2016	24	1,301,819	7,889,594	9%
2017	27	1,039,909	5,961,156	7%
	153	3,753,597	$24,408,416	29%

Potential Property Investments

Our advisor has identified the following properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire these properties generally based upon:

•	satisfaction of the conditions to the acquisitions contained in the respective contracts;

•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and

•	our receipt of satisfactory due diligence information including appraisals, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions is probable.

Property	Expected Acquisition Date	Seller (1)	Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Walgreens – Harriman, TN	September, 2007	M&G Development Partnership	$5,122,137	$102,000
Staples – Moraine, OH	September, 2007	RLG Kettering/Moraine, Ltd.	3,910,000	78,000
Wickes Furniture – Chicago, IL	September, 2007	Tenton, LLC	23,500,000	630,000
			$32,532,137	$810,000

(1)	Seller is an unaffiliated third party.

(2)	Approximate purchase price does not include acquisition costs which we expect to be approximately 3.0% of the contract purchase price.

(3)

Amounts include acquisition fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services in connection with the origination or assumption of debt financing to acquire the respective property.

Each potential property acquisition is subject to a net lease, pursuant to which the tenants are required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Guarantor	Total Square Feet Leased	% of Total Square Feet Leased
Walgreens – Harriman, TN	Walgreen Co.	N/A	14,820	100%
Staples – Moraine, OH	Staples the Office Superstore East, Inc.	N/A	20,388	100%
Wickes Furniture – Chicago, IL	Wickes Furniture Company, Inc.	N/A	48,000	100%

*	Major tenants are those tenants that occupy greater than 10.0% of the rentable square of their respective property.

The table below provides leasing information for the major tenants at each respective property:

Property	Number of Tenants	Major Tenants*	Renewal Options	Current Annual Base Rent	Base Rent per Square Foot	Lease Term
						Beginning	To
Walgreens – Harriman, TN	1	Walgreen Co.	10/5 yr.	$335,500	$22.64	8/1/2007	7/31/2032
Staples – Moraine, OH	1	Staples the Office Superstore East, Inc.	4/5 yr.	285,432	14.00	1/28/2006	1/31/2016
Wicke’s Furniture — Chicago, IL	1	Wickes Furniture Company, Inc.	5/5 yr.	1,920,000	40.00	11/1/2006	10/31/2016
				2,208,000	46.00	11/1/2016	10/31/2021

The following table outlines the anticipated loan terms on debt financing to be secured in connection with the purchase of the potential property acquisitions our advisor has identified for us. We expect the loan to have a fixed rate, with interest only payments and a ten-year maturity.

Property	Debt Financing	Type	Rate	Maturity Date
Wicke’s Furniture – Chicago, IL	$15,925,000	Interest Only	6.64%	October, 2017

We believe each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.